As filed with the Securities and Exchange Commission on January 31, 2012	Registration No. 333-178736

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
__________________________

POST-EFFECTIVE AMENDMENT NO. 1
TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
___________
BG GROUP PLC
(Exact name of issuer of deposited securities as specified in its charter)
___________
Not Applicable
(Translation of issuer’s name into English)
___________
England and Wales
(Jurisdiction of incorporation or organization of issuer)
__________________________
Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)
60 Wall Street
New York, New York 10005
United States
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
___________
Jason Klein
BG US Services, LLC
BG Group Place
811 Main Street, Suite 3400
Houston, Texas 77002
United States
Tel: (713) 599 4000
(Address, including zip code, and telephone number, including area code, of agent for service)
__________________________
Copies to:
William A. Plapinger Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN United Kingdom Tel: (44) 20 7959-8525	Francis Fitzherbert-Brockholes, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom Tel: (44) 20 7532-1400
__________________________

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☒
__________________________
CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit	Proposed maximum aggregate offering price	Amount of registration fee
American Depositary Shares, each representing the right to receive one ordinary share of BG Group plc	N/A	N/A	N/A	N/A

This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibits A and B to the form of Deposit Agreement filed as Exhibit (a) to this registration statement and is incorporated herein by reference.

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Required Information			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt – introductory paragraph

2.	Title of Receipts and identity of deposited securities		Face of Receipt – top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt – upper right corner

	(ii)	The procedure for voting the deposited securities	Reverse of Receipt – Paragraph (5)

	(iii)	The procedure for collecting and distributing dividends	Face of Receipt, Paragraphs (4) and (6), Reverse of Receipt, Paragraph (1)

	(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Reverse of Receipt, Paragraphs (4), (5) and (7)

	(v)	The sale or exercise of rights	Face of Receipt, Paragraphs (4) and (6), Reverse of Receipt, Paragraph (2)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt, Paragraphs (4) and (6) Reverse of Receipt, Paragraphs (1) and (6)

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt, Paragraphs (12) and (13)

	(viii)	The rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Reverse of Receipt, Paragraph (7)

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt, Paragraphs (2), (4), (6), and (10)

	(x)	Limitation on the depository's liability	Reverse of Receipt, Paragraph (10)

3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Face of Receipt, Paragraph (6)

Item 2.   AVAILABLE INFORMATION

Required Information		Location in Form of Receipt Filed Herewith as Prospectus

(b)	Periodic reporting requirements and certain reports filed with the Commission	Reverse of Receipt, Paragraph (7)

BG Group plc publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Exchange Act on its Internet Web site (http://www.bg-group.com) or through an electronic information delivery system generally available to the public in its primary trading market. Should the Company become subject to the periodic reporting or other informational requirements under the Exchange Act, it will be required in accordance therewith to file reports and other information with the Commission.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.   EXHIBITS

(a) (1)
Form of Deposit Agreement, by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners from time to time of ADSs issued thereunder (“Deposit Agreement”).  — Previously filed.

(a) (2)	Form of Amendment to the Deposit Agreement, including the form of American Depositary Receipt - filed herewith as Exhibit (a) (2).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereunder or the custody of the deposited securities represented thereby. — Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not applicable.

(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities to be registered. — Previously filed.

(e)	Certificate under Rule 466. — filed herewith as Exhibit (e).

(f)	Powers of attorney for certain officers and directors of the Company. — Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 31, 2012.

Legal entity created by the form of Deposit Agreement for the issuance of Receipts for ordinary shares, par value 10 pence per share, of BG Group plc.

Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Chris Konopelko
Name: Chris Konopelko
Title: Vice President

By:	/s/ Laura Bonner
Name: Laura Bonner
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

BG Group plc

By:	/s/ Fabio Barbosa
Name: Fabio Barbosa
Title: Chief Financial Officer and Executive Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form F-6 has been signed by the following persons in the following capacities on January 31, 2012.

Signature	Title

*	Chairman
Name: Sir Robert Wilson
*	Chief Executive Officer and Executive Director (Principal Executive Officer)
Name: Sir Frank Chapman

*	Chief Operating Officer and Executive Director
Name: Martin Houston
*	Chief Financial Officer and Executive Director (Principal Accounting and Financial Officer)
Name: Fabio Barbosa

*	Executive Director and Managing Director, BG Advance
Name: Christopher Finlayson

*	Senior Independent Director
Name: Baroness Hogg

*	Non-Executive Director
Name: Peter Backhouse

*	Non-Executive Director
Name: Andrew Gould

*	Non-Executive Director
Name: Dr. John Hood

*	Non-Executive Director
Name: Caio Koch-Weser

*	Non-Executive Director
Name: Sir David Manning

*	Non-Executive Director
Name: Mark Seligman

*	Non-Executive Director
Name: Patrick Thomas

*	Non-Executive Director
Name: Philippe Varin

*	Authorized Representative in the United States
Name: Jason Klein

*By: /s/ Fabio Barbosa
Fabio Barbosa
Attorney-in-fact

Index to Exhibits

Exhibit	Document
(a)(2)	Form of Amendment to the Deposit Agreement